02022332

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[UNIT]ED STATES
[SECURITIES AND E]XCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50898

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VFINANCE INVESTMENTS INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3010 North Military Trail - Suite 300
(No. and Street)

Boca Raton (City) FL (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A WILLIAMS 561-981-1022
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — if individual, state last, first, middle name)

600 Peachtree St. Atlanta GA 30308
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ALVIN MIRMAN, swear (or affirm) that, to best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm VFINANC , as June 14, 2002, are true and correct. I further swear (or affirm) that neither the compa nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that a customer, except as follows:

______

______

______

Signature

Title

Notary Public

JAMES C. SHIREY, JR.
MY COMMISSION # CC 784803
EXPIRES: October 20, 2002
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

vFinance Investments, Inc.
3010 North Military Trail
Suite 300
Boca Raton, FL 33431

June 13, 2002

SEC MAIL PROCESSING
RECEIVED
JUN 20 2002
WASH. D.C. 155 SECTION

Mr. Clint Johnson
Field Supervisor
NASDR, District 7
One Securities Centre, Suite 500
3490 Piedmont Road, NE
Atlanta, GA 30305

Dear Mr. Johnson:

Please excuse the delay in responding to your letter of April 19, 2002, in which you pointed out that the audited statement of vFinance Investments, Inc. prepared by Ernst & Young did not contain "a reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 in the audit report with the broker's or dealer's corresponding unaudited Part II or Part IIA filing as material differences exist."

In error, we did not amend our December 31, 2001 FOCUS report to reflect that additional capital on a timely basis. We are in a fee dispute with E&Y and they have refused in two separate e-mails to our parent company's CFO, Bob Williamson, to do any work on this issue. Please find attached copies of both his May 16, 2002 and June 10, 2002 correspondence and the reply from Nick Franz who was the partner in charge of the audit.

It is unlikely this issue will be resolved soon or to E&Y's satisfaction since there is a significant difference between us and, in addition, our parent company dismissed E&Y on May 10, 2002. (See attached portion of our March 31, 2002 10-QSB.) We therefore submit the attached reconciliation and a new Part III Facing Page.

Yours truly,

Al Mirman
FinOp

Copies

2 Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

1 Securities and Exchange Commission
1401 Brickell Avenue
Miami, FL 33131
Attn: Thomas Mahoney

Robert Williamson

From: nick.franz@ey.com
Sent: Friday, May 17, 2002 9:30 AM
To: Robert Williamson
Subject: RE:

Bob-

More than happy to consider the issue once I understand what the payment schedule is for our outstanding invoices.

Nick

Nick Franz, Partner
Ernst & Young LLP
(404) 817-5963 – work
(404) 218-7375 – cell
(404) 355-0045 – home

"Robert Williamson" <bobw@vfinance.com>

05/16/2002 10:26 AM

To: "Alejandra Williams" <awilliams@vfinance.com>
cc: "Nick Franz" <nick.franz@ey.com>
Subject: RE:

NASD Audit Inquiry: First Level Audited Report

Nick:

After we filed the preliminary focus report with the NASD we made a number of changes to strengthen vFinance Investments (fka First Level).

The NASD has come back to us questioning your statement in the audited report, "There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5, Part IIA filing as of December 31, 2001."

Alejandra has prepared a reconciliation of those changes that caused Net Capital to increase from $304,231 in the preliminary report to $1,547,832 in the audited statement. Would you be able to send a letter through Alejandra to Clint Johnson stating that the reconciliation provided the basis for those changes.

Bob Williamson

Robert F. Williamson, Jr.
Vice-President Finance & CFO
vFinance, Inc.
3010 North Military Trail
Suite 300

Robert Williamson

From: nick.franz@ey.com
Sent: Monday, June 10, 2002 4:04 PM
To: Robert Williamson
Subject: Re: reconciliation of 12/31/2001 focus and First Level audit.

Bob-

Before we do any further work I would like to have a payment plan put in place that Lenny agrees to. He was going to propose something back to me which I have not seen yet. Until we have a payment plan (which needs to include a payment immediately), I am not willing to discuss additional work. Thanks.

Nick Franz, Partner
Ernst & Young LLP
(404) 817-5963 – work
(404) 218-7375 – cell
(404) 355-0045 – home

"Robert Williamson" <bobw@vfinance.com>

06/10/2002 03:29 PM

To: "Nick Franz" <nick.franz@ey.com>
cc:
Subject: reconciliation of 12/31/2001 focus and First Level audit.

Nick:

Will you please confirm your reluctance to reconcile the 12/31/2001 Focus report and the First Level audit until such time as our invoices with you are paid?

Thank you.

Bob Williamson

Robert F. Williamson, Jr.

Vice-President Finance & CFO

vFinance, Inc.

06/13/2002

Part II. OTHER INFORMATION

Item 1. LEGAL PROCEEDINGS

The Company's inactive subsidiary, Colonial Direct Financial Group, Inc., has $650,000 of subordinated debt in default. The debt was incurred prior to the acquisition of Colonial by the Company in anticipation of an initial public offering by Colonial. The Company has offered the three holders of the subordinated debt to convert their notes issued by Colonial into common stock of the Company. One of the holders has sent a demand letter through her attorney seeking repayment from the Company. The Company has responded that the debt is the obligation of the subsidiary.

Item 2. CHANGES IN SECURITIES

On January 7, 2002 the Company sold 350,878 unregistered shares at a price of $0.285 per share for a total consideration of $100,000 to AMRO International, S.A.

On January 17, 2002 the Company sold 83,334 unregistered shares at a price of $0.285 per share for a total consideration of $23,750 to WorldVentures Fund I, LLC.

The above noted securities issued to the two investors were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder because the securities were acquired in a privately negotiated transaction by sophisticated investors.

During the first quarter of 2002, the Company granted stock options to purchase an aggregate of 508,117 shares of the Company 's common stock to six employees of the Company. The exercise prices of these options range from $.35 to $2.25. The option grants were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, because the individuals receiving the options are sophisticated investors who have knowledge of all material information about the Company.

Item 3. DEFAULTS UPON SENIOR SECURITIES

None

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

Item 5. OTHER INFORMATION

The Company dismissed its independent auditors, Ernst & Young LLP, on May 10, 2002 to reduce expenses. During the past two fiscal years, Ernst & Young LLP's report on the Company's financial statements for each of the two fiscal years ended December 31, 2000 and 2001 did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope, or accounting principles. The decision to dismiss Ernst & Young, LLP was recommended and approved by the Board of Directors.

During each of the Company's fiscal years ended December 31, 2000 and 2001 and the interim period preceding the dismissal, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Ernst & Young LLP, would have caused Ernst & Young LLP to make reference to the subject matter of the disagreements in connection with its reports.

On May 10, 2002, the Company engaged the firm of Feldman, Sherb & Co., P.C. as its new independent auditors. The Company has authorized Ernst & Young LLP to respond fully to the inquiries of Feldman, Sherb & Co., P.C. with regard to any accounting or financial matters relating to the Company.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K.

(a) EXHIBITS

Number of Exhibit	Exhibit Description
16.0	Letter from Ernst & Young to the Securities and Exchange Commission dated May 15, 2002

(b) REPORTS ON FORM 8-K

None.

First Level Capital, Inc.
Trial Balance
For the Twelve Months Ending December 31, 2001

Account	Description	A4 YTD 12/31/01	Client Adjustments: Asset Purchase ADJ	Client Adjustments: InterCompany Forgiveness ADJ	Client Adjustments: Add. entries	EY Adjustments: ADJ #1	ADJ #2	ADJ #3	ADJ #4	ADJ #5	ADJ #6	ADJ #7	ADJ #8
1005	Cash Operating - Paine Webber		1,501,249										
1010	Cash Operating - First Union	73,601											
1020	Cash Payroll - First Union	63,547											
1025	Cash Payroll - Paine Webber		(3,901,821)										
1035	PW - Capital Deposit Account		3,853,510										
1073	PW Brokerage Accounts	321,152	250,274										
1095	Comm. Receivable		11,003										
1100	Accounts Receivable		18,307						(3,437)				
1103	Employee Receivable	10,000	87,600		(10,000)								
1105	Other Receivable	68,500											
1106	Forgiveable Loans		296,452			11,000							
1107	Forgivable Loans -noncurrent		588,761			(11,000)							
1315	Prepaid Expenses - Other	43,016	78,617									(14,543)	
1400	Long Securities	222,693	283,358				(6,000)						
1590	Deferred Tax Assets - Current	90,780											
1620	Furniture & Fixtures	37,849											
1630	Equipment	153,251											
1680	Leasehold Improvements	13,695											
1691	Accum. Depr. - LI	(2,529)											
1693	Accum. Depr. - Furn. & Fixture	(21,788)											
1694	Accum. Depr. - Equipment	(92,135)											
1799	Deposits-Refundable	32,101											
1900	Due from/to vFinance Inc	47,956		(47,956)	-								
1920	Due from/to Union Atlantic Capital	40,508		(40,508)									
1922	Due from/to UA Inv Banking	36		(36)									
1930	Due from/to vFinance Holdings	11,000		(11,000)									
1950	Due from/to Colonial Direct CM	7,031		(7,031)									
1951	Due from/to vFinance Investments	(50,265)		50,265									
	Valuation Allowance	-											
	Income Tax Receviable	-											
1700	Goodwill	-											
	Total Assets	1,070,001											
2200	Accounts Payable	(38,348)			(752)				10,084				
	Due to Employees	-							(6,647)				
	Deferred Rent	-											
2240	Short Inventory	(33,973)	(20,008)										
2317	New York Other Tax	(10)	(35)										
2330	Accrued 401k Contribution	(6,121)	(12,331)		-						2,638		
2360	Accrued Payroll	(133,611)	(511,665)										
2390	Other Accrued Expenses		(120,000)		-								
2395	Commitments and contingencies	(68,500)											
2405	Deferred Tax Liability	(7,600)											
3100	Common Stock	(10)											
3200	APIC -Common Stock	(1,377,412)	(2,403,267)	56,267			6,000				(2,638)		
3500	Retained Earnings	2,094											
3550	YTD Net Income	593,491			10,752								
	Total Liabilities and Equity	(1,070,001)											
4000	Success Fees	(74,000)											
4400	Commission Income - Listed	(54,140)											
4401	Commission Income - OTC	(107,727)											
4405	Commission Income - Invest. Co	(374)											
4406	Commission Income - Options	(80,820)											
4410	Gain/Loss Trading	(2,088,266)											
4411	Service Fee Income	(13,597)											
5220	Web Site Fees - Internet	90											
5500	Commission Expense - Reg. Rep.	921,695											
5502	Commission Expense - Success	17,025											
5504	Commission Expense - Trading	440,743											
5505	Clearing Cost Retail	173,640											
5507	Clearing Cost Trading	571											
5510	Customer Debits and Write-offs	32,387											
5515	Floor Brokerage	18,720											
5520	Quotes & Research	98,791			322								

5521	Quotes (Charge Backs)	69									
5525	ECN Charges	5,435									
6000	Payroll	494,143				40,000					20,332
6050	Payroll Taxes	85,429									
6051	Payroll Taxes - Reg. Reps.	7,457									
6054	Payroll Taxes - Trading	13,840									
6060	Workers Compensation	4,065									
6070	Employer 401k Contribution	11,730									
6080	Health Insurance	80,189									
6085	Dental Insurance	624									
6090	Education & Training	165									
6100	Telephone - Long Distance	59,804									
6101	Telephone - Mobile	6,500									
6102	Telephone - Local	(1,268)									
6103	Telephone - 800 Number	430									
6104	Telephone - Conferences	1,862									
6150	Internet Access	8,530	165								
6180	Other Communication Charges	28,852									
6200	Rent	144,683									
6210	Electricity	4,313									
6215	Other Utilities	5,873									
6300	Advertising & Promotions	7,878									
6305	Gifts & Donations	1,905									
6310	Bank Charges	1,338									
6315	Payroll Processing Fees	3,829									
6317	Other Fees	606									
6320	Office Expenses	20,825									
6321	Office Supplies	13,679									
6322	Dues and Subscriptions	174									
6323	Postage	4,039									
6324	Printing	1,703									
6325	Copier Expense	1,201									
6326	Courier & Shipping	11,953	162								
6327	Courier & Shipping Charge Back	3,253									
6330	Repairs and Maintenance	2,742	103								
6335	Equipment Rental	10,194									
6340	General Insurance	602									
6350	Auto Expense	1,620									
6355	Travel - Lodging	4,151									
6356	Travel - Airfare	10,677									
6357	Meals & Entertainment	13,268									
6360	Other Professional Fees	17,102									
6361	Legal Fees	21,071									
6366	Accounting Fees	31,357									
6367	Consuting	950									
6370	Filing Fees	3,200									
6372	Licenses and Permits	25,951								14,543	
6378	Late fees/Penalties	1,109									
6380	Bad Debts	30,436	10,000								(20,332)
6382	Bad Debt Recovery	(816)									
6395	Miscellaneous Expense	5,043									
6500	Depreciation Expense	40,396									
	Amortization Expense										
6520	Amortization of Forgivable Loans	40,000				(40,000)					
7000	Interest Income	(6,071)									
7100	Dividend Income	(10,818)									
7500	Interest Expense	1,696									
8100	Realized Gain/Loss-Securities	15,370						(15,370)			
8105	Unrealized Gain/Loss-Sec	25,630						15,370			
	Income Tax Expense	-									
8500	Other Income	(11,214)									
	Total Revenue & Expenses	593,491	10,752	-	-	-	-	-	-	-	-

A5

ADJ #1	ADJ #2	ADJ #7	ADJ #8	ADJ #9	ADJ #10	ADJ #11	ADJ #12	ADJ #13	ADJ #14	ADJ #15	Net Inc ADJ		A4 Consol Total							
Client Adjustments				EY Adjustments																
													1,501,249	A						
													73,601	A						
													63,547	A						
													(3,901,821)	A						
													3,853,510	A						
													571,426	A	sum A	2,161,510	R			
													11,003	R	sum B	not used				
													14,870	R	sum C	182,504		+4373	186,877	R
													87,600	R	sum D	93,286	R			
													68,500	R	sum E	(661,136)	R			
													307,452	R	sum F	(93,550)	R			
													577,761	R	sum G	1,506,480	R			
													107,090	C	sum Z	32,101		-4373	27,728	R
													500,051	R						
				45,600				(33,000)					103,380	C						
		(14,218)										a	23,631	D						
	358	(62,525)										R	91,084	D						
		(312)										a	13,383	D						
(2,471)		312	438									b	(4,250)	D						
269		14,218										b	(7,301)	D	sum 1=	(34,812)	R			
6,187		62,525	162									b	(23,260)	D	sum 2=	37,014	R			
													32,101	Z						
													(0)							
													-							
													-							
													-							
													-							
													-							
				(27,966)									(27,966)	C						
				######				90,839					201,241	R						
								########		(876,074)	-		420,000	R						
													4,657,879	R						
					(29,142)						(2,084)		(60,242)	R						
													(6,647)	R	sum=	########	R			
								(4,650)	(2,766)		-		(7,416)	F						
													(53,981)	R						
													(46)	E						
													(15,814)	E						
													(645,276)	E						
						(7,500)	(12,610)						(140,110)	R						
													(68,500)	F						
				(10,034)									(17,634)	F						
													(10)	R						
								########			2,084		(5,148,682)	R						
								(2,094)					(0)	G						
											912,989		1,506,480	G						
													(4,657,878)							
													(74,000)							
													(54,140)							
													(107,727)							
													(374)							
													(80,820)							
													(2,088,266)	A3.7						
													(13,597)		sum=	(114,005)	R			
													90		sum=	(243,060)	R			
													921,695		sum=	2,137,272	R		R	
													17,025		sum=	1,717,331		-1296074	421,257	R
													440,743		sum=	174,210	R			
													173,640		sum=	########	R			
													571							
													32,387							
													18,720							
					29,142			(10,030)					118,225							

												69					
												5,435					
												554,475					
												85,429					
												7,457					
												13,840					
												4,065					
												11,730					
												80,189					
												624					
												165					
												59,804					
												6,500					
												(1,268)					
												430					
												1,862					
												8,695					
												28,852					
									2,766			147,449					
												4,313					
												5,873					
												7,878					
												1,905					
												1,338					
												3,829					
												606					
												20,825					
												13,679					
												174					
												4,039					
												1,703					
												1,201					
												12,115					
												3,253					
												2,845					
												10,194					
												602					
												1,620					
												4,151					
												10,677					
												13,268					
												17,102					
						7,500	12,610					41,181					
												31,357					
												950					
												3,200					
												40,494					
												1,109			X	20,104	
												20,104	X			(20,621)	A3.7
												(816)				(517)	J
(58)	(358)											4,627					
(3,927)			(600)									35,869	R				
								92,577		876,074		968,651	O	R			
												-					
												(6,071)					
												(10,818)					
												1,696					
												-					
												41,000	A3.7	O			
			######									(118,002)	R				
												(11,214)					
-	-	-	-	-	-	-	-	-	-	-	912,989	1,506,480	T4				
													O				
											24,069 T4						
											888,920	Retained Earnings at BOY					

First Level Capital
Client Prepared Entries
12/31/01

#	W/P Ref	Description	$	$	(Decrease)/Increase P&L Effect
1	K1.2	Accumulated Depreciation	3,985		
smr		Depreciation Expense		(3,927)	3,927
		Miscellaneous Expense		(58)	58
		To correct depreciation that was recorded on the tax basis			
2	K1.1	Equipment	358		
smr		Miscellaneous Expense		(358)	358
		To reclass certain miscellaneous expenses to fixed assets			
3	NOT USED				
4					
5					
6					
7	G1	Accumulated Depreciation-Leasholds	312		-
smr		Accumulated Depreciation-F&F	14,218		
		Accumulated Depreciation-Equipment	62,525		
		Leasehold Improvements		(312)	
		Furniture and Fixtures		(14,218)	
		Equipment		(62,525)	
		Entry to book fixed assets at NBV.	**77,055**	**(77,055)**	
8		Accumulated Depreciation-Leasholds	438		
smr		Accumulated Depreciation-Equipment	162		
		Depreciation Expense		600	
		To correct depreciation expense.	158,453	(158,453)	4,343

A4.1

#	W/P Ref	Description	$	$	(Decrease)/Increase P&L Effect	Post (Y/N)
						A4.1
1	E13.1	Forgiveable Loans	11,000			
smr		Forgiveable Loans-Noncurrent		11,000		Y
		To properly state current portion of forgiveable loans				
2	D11	APIC	6,000		-	Y
smr		Securities		6,000		
		To properly state securities at 12-31-01				
3	U16	Compensation Expense	40,000			
smr		Amortization of Forgiveable Loans		40,000		Y
		To reclass amortization to compensation expense				
4	N1	Accounts Payable	10,084			Y
smr		Due to employees		6,647		
		Accounts Receivable		3,437	-	
		To reclassify debit balances and employee payables from accounts payable.				
5	U17	Unrealized Gain/Loss	15,370			Y
smr		Realized Gain/Loss		15,370	-	
6	Plead	Accrued 401(k)	2,638			Y
smr		APIC		2,638		
7	J1.1	Registration Expense	14,543		(14,543)	Y
smr		Prepaid Expense		14,543		
8	U10	Compensation Expense	20,332		-	Y
smr		Bad Debt Expense		20,332		
9	O	Income Tax Receivable	110,402			Y
smr		Income Tax Benefit		110,402		
		DTA	45,600			sum=
		DTL		10,034		201,24
		Income Tax Benefit		35,566		A3.7
		NOL Deferred Tax Asset	23,153			
		Income Tax Benefit		23,153		
		Tax Expense	23,153			
		Valuation Allowance		23,153		
		Tax Expense	27,966			
		Deferred Valuation Allowance		27,966		
		To record taxes in accordance with Fas 109.				
10	N1.3	Expense	29,142			Y
smr						
		Accounts Payable		29,142	(29,142)	
		(Goodwill entry included in 13 below.)				
11	P4	Expesne	7,500			Y
smr		Accrued Litigation		7,500	(7,500)	
		To accrue additional liability per legal response.				
12	A7.1x	Expense	12,610			Y
smr		Accounts Payable		12,610	(12,610)	
		To record A/P related to legal fees recorded on Parent. See vFin tab for removal from Parent.				
13	G1	Goodwill	1,388,651			
smr		Tax Refund	90,839			
		DTA		33,000		
		Deferred Rent		4,650		
		Retianed Earnings		2,094		
		Expense		10,030		
		APIC		1,429,716		
		To record adjustment to correct goodwill and incorporate other adjustments impacting goodwill.				
		Amortization Expense	92,577			
		Accumulated Amortization		92,577		
14	S1	Rent Expense	2,766			Y
smr		Deferred Rent		2,766		
		To record 12/31/2001 deferred rent				
15	Gmemo	Impairment loss	1,296,074			
smr		Goodwill		1,296,074	(1,296,074)	Y
		to record goodwill impairment				
Total P&L effect:			**3,270,400**	**3,270,400**	**(1,359,869)**	